Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

						Nine months
	Years ended December 31,					ended September 30,
	2003	2004	2005	2006	2007	2008
Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	$(107,395)	$41,565	$(95,456)	$(103,150)	$(105,600)	$(48,113)
Fixed charges	14,108	14,060	13,687	13,643	13,708	9,751
Amortization of capitalized interest	33	78	78	73	23	15
Interest capitalized	(276)	—	—	—	—	—

Adjusted earnings	$(93,530)	$55,703	$(81,691)	$(89,434)	$(91,869)	$(38,347)

Fixed charges:
Interest expense	$11,932	$12,175	$12,046	$12,043	$12,043	$7,457
Interest capitalized	276	—	—	—	—	—
Assumed interest component of rental charges	1,900	1,885	1,641	1,600	1,665	2,294

Total fixed charges	$14,108	$14,060	$13,687	$13,643	$13,708	$9,751

Ratio of earnings to fixed charges	(A )	3.96	(A )	(A )	(A )	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2003, 2005, 2006, and 2007, and for the nine months ended September 30, 2008, the ratio coverage was less than 1:1. To achieve a coverage ratio of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

					Nine months
	Years ended December 31,				ended September 30,
	2003	2005	2006	2007	2008
Coverage deficiency	$107,638	$95,378	$103,077	$105,577	$48,098